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Report of Independent Registered Public Accounting Firm

To the Directors and Stockholder of
Venecredit Securities, Inc.
(A Wholly-owned Subsidiary of VBT Holdings, LTD)
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Venecredit Securities, Inc. identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which Venecredit Securities, Inc. claimed an exemption from Rule 15c3-3: *(k)(2)(ii)* (the "exemption provision") and (2) Venecredit Securities, Inc. stated that Venecredit Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Venecredit Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Venecredit Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

March 30, 2021